UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Revance Therapeutics, Inc.
(Name of Subject Company)

Revance Therapeutics, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

761330109
(CUSIP Number of Class of Securities)

Mark J. Foley
President and Chief Executive Officer
1222 Demonbreun Street, Suite 2000
Nashville, TN 37203
(651) 724-7755

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Howard Ellin
Demetrius Warrick
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
(212) 735-3000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by Reba Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Crown Laboratories, Inc. (“Parent” and together with Merger Sub, the “Buyer Parties”), for all of the outstanding shares of common stock, par value $0.001 per share of Revance Therapeutics, Inc. (the “Company”), to be commenced pursuant to the Amended and Restated Agreement and Plan of Merger, dated December 7, 2024 (the “Merger Agreement”), among the Company, Merger Sub and Parent. If successful, the Offer will be followed by a merger of Merger Sub with and into the Company (the “Merger”).

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

• Exhibit 99.1:	Joint Press Release issued by the Company and Parent, dated December 9, 2024
• Exhibit 99.2:	Form of letter sent to employees of the Company

Additional Information and Where to Find It

The tender offer described in this Schedule 14D-9 has not yet commenced. This Schedule 14D-9 is not an offer to buy nor a solicitation of an offer to sell any securities of the Company. The solicitation and the offer to buy shares of the Company’s common stock will be made only pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that the Buyer Parties intend to file with the SEC. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, such documents will be mailed to the stockholders of the Company free of charge and investors will also be able to obtain a free copy of these materials (including the tender offer statement, Offer and the related letter of transmittal) as well as the Solicitation/Recommendation Statement and other documents filed by the Buyer Parties and the Company with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “News” section of the Company’s website at www.revance.com. The information contained in, or that can be accessed through, the Company’s or Parent’s website is not a part of, or incorporated by reference herein.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE (AND EACH AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME), INCLUDING THE TENDER OFFER MATERIALS (INCLUDING THE OFFER, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Cautionary Statement on Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document are “forward‑looking statements.” The use of words such as “anticipates,” “hopes,” “may,” “should,” “intends,” “projects,” “estimates,” “expects,” “plans” and “believes,” among others, generally identify forward-looking statements. All statements, other than statements of historical fact, are forward-looking statements. These forward-looking statements include, among others, statements relating to the Company’s and Parent’s future financial performance, business prospects and strategy, expectations with respect to the Offer and the Merger, including the timing thereof and our and the Buyer Parties’ ability to successfully complete such transactions and realize the anticipated benefits. Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons, including, among others, the risks and uncertainties inherent in the Offer and the Merger, including, among other things, regarding how many of the Company stockholders will tender their shares in the Offer, the possibility that competing offers will be made, the ability to obtain requisite regulatory approvals, the ability to satisfy the conditions to the closing of the Offer and the Merger, the expected timing of the Offer and the Merger, the possibility that the Merger will not be completed, difficulties or unanticipated expenses in connection with integrating the parties’ operations, products and employees and the possibility that anticipated synergies and other anticipated benefits of the transaction will not be realized in the amounts expected, within the expected timeframe or at all, the effect of the announcement of the Offer and the Merger on the Company’s and Parent’s business relationships (including, without limitations, partners and customers), the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the expected tax treatment of the transaction, and the impact of the transaction on the businesses of the Company and Parent, and other circumstances beyond the Company’s and Parent’s control. You should not place undue reliance on these forward looking statements. Certain of these and other risks and uncertainties are discussed in Company’s and Parent’s filings with the SEC, including the Schedule TO (including the offer to purchase, letter of transmittal and related documents) the Parent and Merger Sub will file with the SEC, and the Solicitation/Recommendation Statement on Schedule 14D-9 the Company will file with the SEC, and our most recent Form 10-K and Form 10-Q filings with the SEC. Except as required by law, neither we nor the Buyer Parties undertake any duty to update forward-looking statements to reflect events after the date of this document.